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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2003

ImagicTV Inc.
(Translation of registrant name into English)

One Brunswick Square
14th Floor, P.O. Box 303
Saint John, New Brunswick, Canada E2L 3Y2
 (Address of principal executive offices)

        [indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F    ☒        Form 40-F  ☐

        [indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐        No:    ☒

This Form 6-K is being furnished pursuant to the Securities Exchange Act of 1934, as amended, and is incorporated by reference into the Registration Statement on Form S-8 (Reg. No. 333-53910) of ImagicTV Inc. and the related prospectus.

Information furnished on this form:

        Third quarter report (for the quarter ended November 30, 2002)

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

IMAGICTV INC. (Registrant)
Date: January 27, 2003	By:	Jeff White Chief Financial Officer

IMAGICTV
2003 — THIRD QUARTER REPORT

LETTER TO SHAREHOLDERS

All amounts expressed are in U.S. dollars.

To Our Valued Shareholders:

Generating new customers and moving these customers from trials to market deployment continues to be one of our highest priorities. We believe our products and services are the established leaders in the market and clearly allow service providers to maximize their revenue streams. Our recent success with both TELUS and TF1 validates this point. We are very pleased with these opportunities and we are working very closely with both customers to meet their specific business requirements and move them toward commercial deployment. Including TELUS and TF1, we have signed five new trial customers over the last two quarters.

Revenues for the third quarter were $334,000 compared to $337,000 in the third quarter of last year. As we expected, our revenues this quarter were primarily associated with royalty fees generated by SaskTel and Kingston's commercial deployments and service fees generated from our other customers ongoing market trials. In total, we had approximately 9,900 subscribers deployed as of the end of November. Our net loss for the third quarter was approximately $4.6 million, or $0.19 per basic share, compared to a net loss of $5.9 million, or $0.24 per basic share, in the third quarter of last year.

From an operational standpoint, we are continuing to streamline our Company to manage our costs and position our Company for its long-term success. Our third quarter operating expenses were $4.6 million compared to $5.9 million from the comparable period in fiscal 2002. In November, we implemented a second restructuring initiative, which resulted in a 25% reduction in our global workforce and annualized savings of approximately $4.2 million. We continue to maintain a strong cash position. At November 30, we had approximately $36.5 million in cash and short-term investments, compared to $39.9 million at the end of second quarter of fiscal 2003 ended August 31, 2002.

TELUS, which is Canada s second largest phone company, has selected our leading Media Manager 5.0 platform along with our broadband entertainment applications in a market trial of digital television prior to a planned commercial launch. We believe a full-scale commercial deployment by a company such as TELUS would be a major event for ImagicTV and our industry. Our field trial with France's leading television broadcaster TF1 is also exciting as it represents a new vertical market for ImagicTV. TF1 will use our Media Manager software to deliver live TV channels and video services, in partnership with an Internet service provider. The recent release of Media Manager 5.0 extends our leadership position on our competitors and the response from potential customers has been very positive. The major new features of this release include numerous new end-user features, a new J2EE platform, web-based and client-based technologies, support for a Dynamic IP environment and an expanded developer toolset.

On October 23, a Special Committee of our Board retained CIBC World Markets to assist in the exploration of alternatives that will provide the greatest value to shareholders. We are aggressively pursuing every possible operational and strategic avenue that we believe will benefit the Company strategically, operationally and financially with the ultimate goal of maximizing shareholder value.

We thank you for continued support of ImagicTV.

Gerald L. Pond

Chief Executive Officer
January 2003

MANAGEMENT'S DISCUSSION AND ANALYSIS

        The following discussion and analysis should be read together with our annual audited consolidated financial statements and the accompanying notes included in our annual report for the year ended February 28, 2002 and the unaudited consolidated financial statements as of November 30, 2002 and for three and nine months ended November 30, 2002 and November 30, 2001 and accompanying notes appearing elsewhere in this report. All financial information is presented in U.S. dollars unless otherwise noted.

        Some of the statements set forth in this report are forward-looking statements relating to our future results of operations. Our actual results may vary materially from the results anticipated by these statements. Please see "Information Regarding Forward-Looking Statements."

OVERVIEW

        We are a provider of infrastructure software products and services that enable telephone companies and other service providers to deliver multi-channel digital television and interactive media services to their subscribers televisions and personal computers over broadband networks. We were incorporated in December 1997 and began operations in January 1998. We delivered our initial DTV Manager software product to our first customer in December 1998.

Current Developments

New Business

        During the three months ended November 30, 2002, we began recognizing revenue from four new trial agreements, all of which are primarily based in Europe. Three of the four trials are through our partnership with Alcatel and the fourth agreement is signed directly with the customer. As these customers are in preliminary trial phases, the revenues from these agreements are being recorded as service revenue and recognized ratably over the trial periods.

        On December 16, 2002, we announced that leading French TV broadcaster TF1 has chosen our Media Manager software to deliver broadband TV services during a six-month field trial in Paris. Revenues from this agreement will be recognized ratably over the period of the trial, commencing in the fourth quarter of fiscal 2003.

        On December 17, 2002, we announced that we have entered into a trial license agreement with TELUS for development and testing of our Media Manager software, prior to a commercial launch of TELUS digital TV service. Revenues from this agreement will be recognized ratably over the period of the trial, commencing in the fourth quarter of fiscal 2003.

Strategic Alternatives

        On October 23, 2002, we announced that a special committee of our Board of Directors is considering strategic alternatives for the Company and has engaged CIBC World Markets Inc. in an advisory role to assist in this review.

Cost Reduction Initiative

        In November 2002, we continued with our cost reduction initiatives that we began in fiscal 2002. The initiative was implemented to preserve our cash position. The initiative included a reduction of our global workforce by approximately 25%, elimination of excess facilities, and other cost saving measures. As a result of these efforts we have recorded a one-time charge of approximately $1.6 million in the three months ended November 30, 2002. Our actions are expected to result in an annualized cost saving of approximately $4.2 million.

Nasdaq

        We were informed on March 6, 2002 that our shares were not in compliance with the $1 minimum closing bid price continued listing requirement on The Nasdaq National Market and were given a 90-day grace period to regain compliance with this requirement. Since that time, we successfully applied for a transition to The Nasdaq SmallCap Market and began trading on that exchange on June 7, 2002, which gave us an additional 90-day grace period lasting through September 3, 2002.

        On September 4, 2002 The Nasdaq Stock Market notified us that we meet the Nasdaq SmallCap Market initial listing requirement for a minimum shareholders equity of $5 million. Under existing Nasdaq rules this allows our grace period to be extended to March 3, 2003. During this time our share price must close at or above $1 for 10 or more consecutive trading days or our listing status will be subject to review. There are no additional grace periods permitted to ImagicTV under current Nasdaq continued listing qualifications.

        Our shares continue to be in compliance with the Toronto Stock Exchange listing criteria.

CRITICAL ACCOUNTING POLICIES

        We periodically review our financial reporting and disclosure practices and accounting policies to ensure that our financial reporting and disclosure system provides accurate and transparent information relative to the current economic and business environment. As part of the process, we have reviewed our selection, application and communication of critical accounting policies and financial disclosures. We note that we have determined that our critical accounting policies relating to our core ongoing business activities are primarily those that relate to revenue recognition. Other important accounting policies are described in Note 1 to our audited annual consolidated financial statements as of and for the year ended February 28, 2002, which we encourage you to read.

Sources of Revenues and Revenue Recognition Policy

        Typically, our customers go through several phases prior to proceeding with a commercial deployment of services based on our DTV Manager software. The first phase is the lab trial where we normally generate minimal service revenues, and do not generate royalty or license revenues. It is during this time that a customer evaluates the technology as it is installed on its own network, for internal testing and evaluation purposes. We provide technical assistance and consulting services for these evaluations as necessary.

        The second phase generally involves a market trial, during which the customer s service is provided to a limited number of their subscribers who agree to test the service. During the market trial our customers assess the marketability of their service offering based on feedback solicited from their trial customers. We expect to primarily generate professional services revenues during market trials as customers typically engage us in technical and other consulting services during this phase.

        Professional services revenue, generated during the first and second phases of deployment — the trial phases, is recognized as services are performed. Non-refundable up-front payments received for the use of our software during the trial phases generally are recognized ratably over the contracted trial period.

        The final phase is the commercial deployment of digital television and other interactive media services. Commercial license agreements generally are entered into at the start of this phase and typically include license fees, subscriber royalty fees and annual maintenance fees.

        Services revenues are comprised of professional services and annual maintenance and technical support services related to the implementation and integration of our software products. Annual maintenance and technical support revenues typically are equal to a percentage of our customers' initial license fees. Services revenue from professional services to licensees can be based on a time-and-materials framework or a fixed contract for a complete project or installation.

        We recognize software licensing revenues in accordance with all applicable accounting regulations, including the American Institute of Certified Public Accountants Statement of Position ("SOP") 97-2, "Software Revenue Recognition", and SOP 98-9, "Modification of SOP 97-2 with respect to Certain Transactions" and Section 3400 of the Canadian Institute of Chartered Accountants Handbook. Following the requirements of SOP 97-2, we recognize license revenues when all of the following conditions are met:

  •
  we have signed a license agreement with the customer;

  •
  we have delivered the software product to the customer;

  •
  the amount of the fees to be paid by the customer is fixed or determinable; and

  •
  we believe that collection of these fees is probable.

        Revenues derived from license agreements containing multiple deliverables, such as product licenses, maintenance and technical support and other services, are allocated among the various deliverables based on the fair value of each deliverable based on vendor-specific objective evidence of fair value. For arrangements where we cannot establish vendor-specific objective evidence of fair value for the delivered license portion of the arrangement, we use the residual method to recognize revenue. Under the residual method, for arrangements where we can establish vendor-specific objective evidence for all undelivered elements, which are typically professional services and maintenance, we allocate that value to the revenue relating to the undelivered elements and record the remaining value of the contract as license revenue.

        We often negotiate license agreements that allow for the payment of the up-front license fee to be made in future instalments over a period of less than a year. The entire up-front license fee is recognized as revenue when a license agreement with a customer has been executed, software delivered and accepted, the license fee is fixed and determinable, and collection of the related receivables is deemed probable by management. Revenues recognized in advance of the instalments being due are recorded as an instalment receivable on the balance sheet.

        In addition to up-front license fees, our commercial license agreements include provisions for us to receive royalties. Generally, our customers pay these royalty fees either in the form of a non-refundable one-time royalty payment for a pre-set number of subscribers, a one-time per subscriber activation royalty payment or a combination thereof. Alternatively, a customer may pay a monthly ongoing royalty fee based upon the number of active subscribers at the end of each month. Non-refundable one-time royalty payments for a pre-set number of subscribers are recorded as revenue when it is determined that the software has been delivered and accepted, the collection of the amount is probable and we have no further obligations related to the provision of the royalty license. One-time royalty activation payments are recognized monthly based on the net increase in the number of subscribers at the end of each month. Monthly ongoing royalty fees are recognized monthly based on the total number of active subscribers at the end of each month.

        Maintenance and technical support revenues are recognized evenly over the applicable service period, which is usually one year. Revenues derived from professional services, which are not essential to the functionality of the software, are recognized upon performance of the related services.

RESULTS OF OPERATIONS

        Three and nine months ended November 30, 2002 (third quarter, fiscal 2003) compared to the three and nine months ended November 30, 2001 (third quarter, fiscal 2002).

Revenues

        Our total revenues decreased to $334,000 for the three months ended November 30, 2002 from $337,000 for the three months ended November 30, 2001 and decreased to $1.3 million for the nine months ended November 30, 2002 from $2.8 million for the nine months ended November 30, 2001.

        License Fees.    Due to the effects of the prolonged economic downturn and its particular impact on the telecommunications sector (see "Quantitative and Qualitative Disclosures About Market Risks Industry — Risks"), we have not been able to sign any new license agreements in the three months or nine months ended November 30, 2002, and, therefore, we did not record any license revenues during these periods. We also did not sign any new license agreements during the three months ended November 30, 2001 and therefore did not record any license revenues during this period as well. In the nine months ended November 30, 2001, we recorded license revenues of $522,000 related primarily to the up-front license fees paid in the first quarter by Saskatchewan Telecommunications (SaskTel).

        Royalty Fees.    Our royalty fee revenues increased to $103,000 for the three months ended November 30, 2002 from $39,000 for the three months ended November 30, 2001 and increased to $625,000 for the nine months ended November 30, 2002 from $157,000 for the nine months ended November 30, 2001. The increase for the three month and nine month periods ended November 30, 2002 is primarily related to the non-refundable one-time royalty fees paid in the first quarter by SaskTel for a pre-set number of subscribers in anticipation of their commercial launch and the related one-time per subscriber activation fees triggered by SaskTel's commercial deployment in the third quarter. SaskTel had approximately 2,500 subscribers at November 30, 2002. The remainder of our royalty revenues is from Kingston Vision who pays royalty fees on a monthly ongoing basis. Kingston had approximately 7,400 subscribers at November 30, 2002.

        Services.    Our services revenues decreased to $231,000 for the three months ended November 30, 2002 from $298,000 for the three months ended November 30, 2001 and decreased to $687,000 for the nine months ended November 30, 2002 from $2.1 million for the nine months ended November 30, 2001. The decrease is primarily due to a decrease in the activities for our customers as they remain in market trials pending a decision to move forward with a commercial deployment. Also included in our services revenues are maintenance fees from our commercially licensed customers. Our maintenance fees decreased to $101,000 for the three months ended November 30, 2002 from $176,000 for the three months ended November 30, 2001 and decreased to $336,000 for the nine months ended November 30, 2002 from $655,000 for the nine months ended November 30, 2001. The decrease is primarily due to two customers no longer receiving maintenance services from us, one of which is Aliant Inc.

Cost of Revenues

        Cost of revenues decreased to $474,000 for the three months ended November 30, 2002 from $557,000 for the three months ended November 30, 2001 and decreased to $1.3 million for the nine months ended November 30, 2002 from $2.2 million for the nine months ended November 30, 2001. The decrease reflects a decrease in customer service and professional services staff to 13 at November 30, 2002 from 20 at November 30, 2001 and the reduced professional services and customer service staff expense allocated to cost of revenues as they devoted their efforts to sales and marketing activities due to the decreased levels of commercial deployment activities by our customers.

Operating Expenses

        We undertook a restructuring in November 2001, which resulted in a significant reduction in staff. The full benefit of the cost reductions associated with the decreased staff size is fully realized in the three and nine months ended November 30, 2002 compared to the three and nine months ended November 30, 2001 as indicated in the following information.

        We undertook a second restructuring initiative in November 2002, which resulted in a further reduction in staff of approximately 25%. The cost savings of this initiative will be reflected in our next quarter.

        Sales and Marketing.    Sales and marketing expenses decreased to $1.1 million for the three months ended November 30, 2002 from $2.2 million for the three months ended November 30, 2001 and decreased to $4.2 million for the nine months ended November 30, 2002 from $7.7 million for the nine months ended November 30, 2001. The decrease reflects a decrease in staff to 10 in sales and 9 in marketing at November 30, 2002 from 13 in sales and 14 in marketing at November 30, 2001. It also reflects a decrease in marketing activities such as advertising, promotions and market research and a decrease in marketing events as we focus on fewer, but more specific, activities that we believe have a higher likelihood to turn into revenue generating opportunities, such as increased focus on partner channel activities. During the three months ended November 30, 2002, the specific marketing events included attendance at the International Broadcasting Convention in Europe.

        Research and Development.    Research and development expenses decreased to $1.2 million for the three months ended November 30, 2002 from $1.6 million for the three months ended November 30, 2001 and decreased to $4.1 million for the nine months ended November 30, 2002 from $5.7 million for the nine months ended November 30, 2001. The decrease reflects a decrease in staff to 57 at November 30, 2002 from 68 at November 30, 2001 and the streamlining of our products and processes that was implemented during our fourth quarter of fiscal 2002.

        General and Administrative.    General and administrative expenses decreased to $698,000 for the three months ended November 30, 2002 from $974,000 for the three months ended November 30, 2001 and decreased to $2.4 million for the nine months ended November 30, 2002 from $3.8 million for the nine months ended November 30, 2001. The decrease reflects a decrease in staff in our finance, human resources and corporate operations departments to 9 at November 30, 2002 from 18 at November 30, 2001. Other savings resulted from a reduction in legal fees related to customer activity, centralizing our financial operations in New Brunswick, and a decrease in our stock-based compensation expense related to the retirement of a large amount of our deferred stock-based compensation due to staff reductions. These cost savings are partially offset by the increased cost of Directors and Officers insurance premiums.

Non-Cash Operating Expenses

        The following non-cash operating expenses have been incorporated in the operating expense categories to which they relate.

        Depreciation.    Depreciation decreased to $432,000 for the three months ended November 30, 2002 from $500,000 for the three months ended November 30, 2001 and was $1.4 million for both of the nine months ended November 30, 2002 and November 30, 2001. The decrease for the three months ended November 30, 2002 is due to a decrease in the net book value of our capital assets due to a significant amount of capital assets becoming fully depreciated and a reduction in our new capital asset expenditures.

        Stock-based Compensation.    Stock-based compensation expense decreased to $30,000 for the three months ended November 30, 2002 from $203,000 for the three months ended November 30, 2001 and decreased to $83,000 for the nine months ended November 30, 2002 from $496,000 for the nine months ended November 30, 2001. The reduction is due primarily to the reduced amount of deferred stock-based compensation after the majority of the deferred expense was retired following the resignation of an executive during the fourth quarter of fiscal 2002. The deferred stock-based compensation represents the difference between the exercise price of options granted to acquire our common shares and the deemed fair value, for financial reporting purposes, of our common shares on the date of their respective granting. Deferred stock-based compensation is amortized on a straight-line basis over the vesting periods of the options.

Other Income

        Interest income decreased to $143,000 for the three months ended November 30, 2002 from $326,000 for the three months ended November 30, 2001 and decreased to $475,000 for the nine months ended November 30, 2002 from $1.5 million for the nine months ended November 30, 2001. The decrease is the result of both lower average interest rates and a lower average balance of excess cash available for investment.

Net Loss

        Our net loss decreased to $4.6 million for the three months ended November 30, 2002 from a loss of $5.9 million for the three months ended November 30, 2001 and decreased to $11.9 million for the nine months ended November 30, 2002 from $16.5 million for the nine months ended November 30, 2001. Our net loss per share decreased to $0.19 per share for the three months ended November 30, 2002 from a loss of $0.24 per share for the three months ended November 30, 2001 and decreased to $0.48 per share for the nine months ended November 30, 2002 from $0.67 per share for the nine months ended November 30, 2001. Our net loss has decreased, despite a decrease in revenues, due to cost reductions realized from the restructuring initiatives undertaken.

Liquidity and Capital Resources

        At November 30, 2002 we had available funds of $36.5 million compared to $48.4 million at November 30, 2001.

        Our cash used in operating activities for the three months ended November 30, 2002 was $3.4 million, compared to $3.1 million for the three months ended November 30, 2001 and was $9.1 million for the nine months ended November 30, 2002 compared to $11.2 million for the nine months ended November 30, 2001. The cash used during the three and nine months ended November 30, 2002 was primarily to fund our research and development and sales and marketing efforts. The decrease for the nine months ended November 30, 2002, reflects the streamlining of our products and processes in our research and development group and our product planning group as well as our refocused efforts in sales and marketing.

        Our cash used in investing activities, before the purchase or sale of temporary investments, was $36,000 for the three months ended November 30, 2002 compared to $414,000 for the three months ended November 30, 2001 and was $476,000 for the nine months ended November 30, 2002 compared to $1.1 million for the nine months ended November 30, 2001. Cash used in investing activities during the nine months ended November 30, 2002 primarily reflects purchases in the first quarter of software used in our architecture and development activities.

        Our cash from financing activities, from the exercise of stock options, was $12,000 for the three months ended November 30, 2002 and nil for the three months ended November 30, 2001. Cash from financing activities was $17,000 for the nine months ended November 30, 2002 from the exercise of stock options compared to the use of $70,000 for the nine months ended November 30, 2001 for expenses related to our initial public offering in November 2000.

        In the current marketplace the timing of the generation of revenue is an uncertainty and is dependent upon our customers' decisions to move forward with a commercial deployment of services based on our software products. To provide the most conservative estimate, which assumes revenue is at nil or a very nominal amount, we anticipate that we have sufficient cash resources to fund operations for approximately the next 24 months from November 30, 2002. If our expenses vary greatly from those that currently are expected, we may need to raise additional capital to fund our operations prior to the end of this 24-month period. In addition, if revenues are not timely generated to the extent necessary to fund operations beyond such 24-month period, we may also be required to raise additional capital to fund our operations. We may attempt to obtain this additional capital through the sale of debt or equity securities or borrowings under secured or unsecured loan arrangements. We can provide no assurance that such capital or financing, if necessary, will be available in a timely manner or on satisfactory terms.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISKS

Industry Risk

        The telecommunications industry continues to experience significant economic pressure on revenues, earnings and return on investment. In response, telecom companies have made significant reductions in capital spending and are expected to continue this in the short term in many areas of their business including new and emerging services. As a result, we have experienced a longer sales cycle as our customers continue to delay their decision to move from market trials to commercial deployments. This has impacted our ability to earn license revenues which are primarily earned from our customers' commercial deployments.

        Because the pressure on revenues for telecom companies is so great, we expect that they will continue market trials until such time as the industry economics improve. Accordingly, our license fee and royalty fee revenues may be significantly delayed, may be less than previously anticipated or may not significantly materialize if customers or potential customers direct their capital spending to areas other than video deployment.

Impact of Interest Rate Exposure

        As of November 30, 2002 we had approximately $36.5 million in available funds. A significant portion of the cash earns interest at variable rates. Our interest income is sensitive to changes in the level of prevailing interest rates. Interest rates declined over the previous year and a half and as a result we anticipate our average yield earned on surplus funds in fiscal 2003 to be lower than yields earned in fiscal 2002. We do not anticipate this situation to have any short-term material adverse impact on our cash position or financial condition.

Impact of Foreign Exchange Rate Exposure

        We continue to expect the majority of our revenues will be earned in U.S. dollars, and that a significant portion of our operating expenses and capital expenditures will be in Canadian dollars. Changes in the value of the Canadian dollar relative to the U.S. dollar may result in currency translation gains or losses, which could affect our operating results. We also deal in other foreign currencies; however, we anticipate changes in the exchange rates of these currencies will not have a material impact on our operating results. While we do not hedge our foreign exchange rate exposure with financial derivative instruments, we do maintain a portion of our short-term investment portfolio in Canadian dollar denominated instruments.

INFORMATION REGARDING FORWARD-LOOKING STATEMENTS:

        This report contains forward-looking statements. These statements include statements regarding: conditions in the telecom industry, our strategy and plans, our efforts to develop and enhance our products, our expected sources of revenues, our future expected costs and losses, our capital requirements and the outlook for our business. When used in this document, the words "will", "plan", "anticipate", "expect", "intend", "believe" and similar expressions referring to the future or events to occur in the future are intended to identify forward-looking statements. Forward-looking statements reflect our current views with respect to future events and are based on information currently available to us. These statements are not guarantees of future results, performance or achievements and are subject to risks, uncertainties and assumptions, including: unanticipated trends and conditions in our industry, delays and difficulties that we encounter in developing enhanced products, the risk that we will not have sufficient capital to maintain or expand our operations, delays and difficulties in obtaining customers or in their commercial deployment of services based on our products, and other risks described in our filings with the U.S. Securities and Exchange Commission (SEC) and Canadian Securities Administrators, including our Form 20-F and Annual Information Form for the fiscal year ended February 28, 2002. These and other factors could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. These factors should be considered carefully, and readers should not place undue reliance on the forward-looking statements. We do not undertake any obligation to update this forward-looking information.

ImagicTV Inc.

Consolidated Balance Sheets

(In thousands of U.S. dollars, except number of shares)

	November 30, 2002	February 28, 2002
	(unaudited)
Assets
Current assets:
Cash and cash equivalents	$22,336	$45,641
Short-term investments	14,167	359
Accounts receivable, trade, net of allowance of nil	106	448
(February 28, 2002 — nil)
Prepaid expenses, deposits and other receivables	615	904

Total current assets	37,224	47,352

Capital assets	991	2,133

Total assets	$38,215	$49,485

Liabilities and Shareholders' Equity
Current liabilities:
Accounts payable	$139	$667
Accrued liabilities (note 6)	2,088	1,083
Deferred revenue	477	437
Current portion of long-term debt	9	9

Total current liabilities	2,713	2,196

Long-term debt	1,534	1,496

Shareholders' equity:
Authorized:
Unlimited common shares, no par value
Unlimited preferred shares, no par value
Issued and outstanding:
24,701,335 Common Shares
(February 28, 2002 — 24,669,336)	85,620	85,698
Nil preferred	—	—
Deferred stock-based compensation	(215)	(393)
Accumulated deficit	(50,911)	(38,986)
Cumulative currency translation adjustments	(526)	(526)

Total shareholders' equity	33,968	45,793

Total liabilities and shareholders' equity	$38,215	$49,485

See accompanying notes to consolidated financial statements

ImagicTV Inc.

Consolidated Statements of Operations (unaudited)

(In thousands of U.S. dollars, except per share amounts)

	Three Months Ended		Nine Months Ended
	November 30, 2002	November 30, 2001	November 30, 2002	November 30, 2001
Revenues:
License fees	$—	$—	$—	$522
Royalty fees	103	39	625	157
Services	231	298	687	2,111

Total revenues	334	337	1,312	2,790
Cost of revenues:
Services	474	557	1,313	2,169

Total cost of revenues	474	557	1,313	2,169
Gross profit (loss)	(140)	(220)	(1)	621
Operating expenses:
Sales and marketing	1,071	2,157	4,241	7,681
Research and development	1,221	1,622	4,071	5,726
General and administrative	698	974	2,417	3,838
Restructuring expense (note 6)	1,594	1,162	1,594	1,162

Total operating expenses	4,584	5,915	12,323	18,407
Loss from operations	(4,724)	(6,135)	(12,324)	(17,786)
Interest income, net	143	326	475	1,483
Foreign exchange gain (loss), net	(10)	(52)	106	18

Loss before provision for income taxes	(4,591)	(5,861)	(11,743)	(16,285)
Provision for income taxes	(41)	(32)	(182)	(180)

Net loss	$(4,632)	$(5,893)	$(11,925)	$(16,465)

Basic and diluted net loss per share	$(0.19)	$(0.24)	$(0.48)	$(0.67)

Weighted average number of shares used in computing basic and diluted net loss per share (000s)	24,682	24,599	24,678	24,599

See accompanying notes to consolidated financial statements

ImagicTV Inc.

Consolidated Statements of Shareholders' Equity (unaudited)

(In thousands of U.S. dollars)

	Common Shares		Deferred Stock-Based Compensation on Stock Options		Cumulative Currency Translation Adjustment
				Accumulated Deficit		Total Shareholders' Equity
	Number	Amount
Balances, February 28, 2001	24,593	$87,678	$(2,670)	$(20,282)	$(526)	$64,200
Net loss	—	—	—	(16,465)	—	(16,465)
Amortization of deferred stock-based compensation	—	—	496	—	—	496
Deferred stock-based compensation	—	(506)	506	—	—	—
Issuance of shares for cash	5	(70)	—	—	—	(70)

Balances, November 30, 2001	24,598	$87,102	$(1,668)	$(36,747)	$(526)	$48,161

Balances, February 28, 2002	24,669	$85,698	$(393)	$(38,986)	$(526)	$45,793
Net loss	—	—	—	(11,925)	—	(11,925)
Amortization of deferred stock-based compensation	—	—	83	—	—	83
Deferred stock-based compensation	—	(95)	95	—	—	—
Issuance of shares for cash	32	17	—	—	—	17

Balances, November 30, 2002	24,701	$85,620	$(215)	$(50,911)	$(526)	$33,968

See accompanying notes to consolidated financial statements

ImagicTV Inc.

Consolidated Statements of Cash Flows (unaudited)

(In thousands of U.S. dollars)

	Three Months Ended		Nine Months Ended
	November 30, 2002	November 30, 2001	November 30, 2002	November 30, 2001
Cash flows from operating activities:
Net loss	$(4,632)	$(5,893)	$(11,925)	$(16,465)
Items not involving cash:
Depreciation and amortization	432	500	1,411	1,394
Stock-based compensation	30	203	83	496
Write-down of capital assets	207	211	207	211
Change in operating assets and liabilities:
Accounts receivable, trade	(14)	1,088	342	4,474
Instalment receivables	—	—	—	705
Inventory	—	18	—	81
Prepaid expenses, deposits, and other receivables	258	255	289	611
Accounts payable	(357)	415	(528)	(367)
Accrued liabilities	794	164	1,005	(1,876)
Deferred revenue	(81)	(56)	40	(444)

Cash used in operating activities	(3,363)	(3,095)	(9,076)	(11,180)
Cash flows from investing activities:
Purchases of capital assets	(36)	(414)	(476)	(1,117)
Sale (purchase) of short-term investments, net	9,983	11,380	(13,808)	19,024

Cash from (used in) investing activities	9,947	10,966	(14,284)	17,907
Cash flows from financing activities:
Issuance of common shares, net of share issue costs	12	—	17	(70)

Cash from (used in) financing activities	12	—	17	(70)
Effect of foreign currency exchange adjustments	(5)	(25)	38	(42)

Decrease in cash and cash equivalents	6,591	7,846	(23,305)	6,615
Cash and cash equivalents, beginning of period	15,745	101	45,641	1,332

Cash and cash equivalents, end of period	$22,336	$7,947	$22,336	$7,947

Supplemental cash flow information:
Cash paid for taxes	$8	$13	$56	$90
Cash received for interest	$145	$419	$436	$1,771

See accompanying notes to consolidated financial statements

ImagicTV Inc.

Notes to Consolidated Financial Statements (unaudited)

1.    Basis of Presentation

  The accompanying financial statements include the accounts of ImagicTV Inc. and its wholly owned subsidiaries. All intercompany transactions and balances are eliminated on consolidation.

  The financial statements are stated in U.S. dollars. They have been prepared in accordance with Canadian generally accepted accounting principles, which, in all material respects, conform with U.S. generally accepted accounting principles. Unless otherwise noted, the interim financial statements follow the same accounting policies and methods of application as the most recent annual financial statements. For further information, reference should be made to the audited annual consolidated financial statements as of and for the year ended February 28, 2002.

  The information furnished as at November 30, 2002 and for the three and nine month periods ended November 30, 2002 and November 30, 2001 reflects, in the opinion of management, all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the results of the interim periods presented. Interim results are not necessarily indicative of results for future periods.

2.    Significant Accounting Policies

  The unaudited interim consolidated financial statements are based upon accounting principles consistent with those used and described in ImagicTV's audited annual consolidated financial statements for the year ended February 28, 2002, except for the following:

  Stock-based compensation and other stock-based payments

  Effective March 1, 2002, ImagicTV adopted the new CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments", which requires that a fair value based method of accounting be applied to all stock-based payments to non-employees and to direct awards of stock to employees. The requirements of the new standard are consistent with ImagicTV's accounting policies for these types of transactions as disclosed in ImagicTV's audited annual consolidated financial statements and therefore no adjustment is required on adoption. The new section also requires ImagicTV to select an accounting methodology for the accounting for stock-based awards, other than a direct award of stock, granted to employees. ImagicTV's existing accounting policy, as disclosed in the audited annual consolidated financial statements, is the application of the intrinsic method for accounting for employee stock-based awards and is an acceptable methodology under the new handbook section and therefore requires no adjustment. Section 3870 also requires additional disclosures including pro forma earnings and pro forma earnings per share, which are provided in note 5.

3.    Segmented Information

  ImagicTV operates in a single reportable operating segment that is to provide software solutions to telecommunications companies and other service providers that enable the delivery of digital broadcast television services to residential subscribers over high-speed Internet Protocol networks. The single reportable operating segment derives its revenue from the sale of software and related services. As at November 30, 2002, substantially all assets related to ImagicTV's operations were located in Canada. Revenues are attributable to geographic location based on the location of the customer, as follows (in thousands of U.S. dollars):

	Three months ended November 30,		Nine months ended November 30,
	2002	2001	2002	2001
Revenues by geographic location:
Canada	$144	$101	$749	$911
Europe	180	150	518	461
United States	10	26	45	1,255
Asia	—	60	—	163

	$334	$337	$1,312	$2,790

4.    Related Party Transactions

  ImagicTV transacts with certain shareholders or their affiliates who own in excess of 10% of the outstanding shares of ImagicTV. These transactions were in the normal course of operations and were recorded at the exchange amount. The following table summarizes the related party transactions and balances (in thousands of U.S. dollars):

	Three months ended November 30,		Nine months ended November 30,
	2002	2001	2002	2001
Revenues:
License fees	$—	$—	$—	$100
Services	112	98	284	201
Operating expenses:	122	249	380	867
	As at November 30, 2002	As at February 28, 2002
Related party balances:
Accounts receivable, trade	$25	$143
Accounts payable and accrued liabilities	23	290
Deferred revenues	125	219

5.    Stock Options

  A summary of the status of ImagicTV's options as of November 30, 2002 is as follows:

Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life (Years)	Number of Options Exercisable
$0.45 – $0.64	511,076	2.57	476,160
$0.68 – $0.97	1,263,840	5.14	529,487
$1.10 – $2.87	976,726	4.58	536,834
$7.22 – $11.17	188,671	4.93	93,423

	2,940,313	4.75	1,635,904

  In addition to the disclosures relating to ImagicTV's outstanding stock options presented in note 5 (c) of the audited annual consolidated financial statements, the new Canadian accounting standard as described in note 2 requires the disclosure of pro forma net earnings and earnings per share information as if ImagicTV had accounted for employee stock options under the fair value method. ImagicTV has elected to disclose pro forma net loss and pro forma net loss per share as if ImagicTV had accounted for its stock options issued from inception under the fair value method. A summary of the pro forma disclosure and the impact on the consolidated statement of operations is presented in the table below.

	Three Months Ended November 30, 2002	Nine months Ended November 30, 2002
Net loss	$(4,632)	$(11,925)
Compensation expense related to the fair value of stock options	(36)	(155)

Pro forma net loss	$(4,668)	$(12,080)

Pro forma net loss per share	$(0.19)	$(0.49)

  The fair value of each option granted in the period ended November 30, 2002 has been estimated at the date of grant using the Black-Scholes option pricing model with the following assumptions used: dividend yield of 0%, expected volatility of 130%, risk-free rate of return of 2.5%, and expected terms equal to the option vesting period.

  ImagicTV has assumed no forfeiture rate, as adjustments for actual forfeitures are made in the year they occur. The weighted average grant date fair value of options issued in the nine months ended November 30, 2002 was $0.66.

6.    Restructuring Charge

  On November 7, 2002 ImagicTV announced a cost reduction initiative to preserve its cash position. As a result a restructuring charge of approximately $1.6 million was recorded in the three months ended November 30, 2002 which included severance related costs for 31 employees, the write-down of excess capital assets to their net recoverable amounts and accrual of costs related to excess facilities.

  The following table summarizes the charges.

		Cumulative Drawdown
	Three Months Ended November 30, 2002	Cash Payments	Non-Cash Charges	Provision Balance at November 30, 2002
Restructuring charge:
Severance	$935	$324	$—	$611
Accrual of facilities costs	452	8	—	444
Write-down of capital assets	207	—	207	—

Total charge	$1,594	$332	$207	$1,055

  The provision balance of $1.1 million at November 30, 2002 is included in accrued liabilities on the balance sheet.

CORPORATE HQ: One Brunswick Square, 14th Floor, Saint John, New Brunswick, Canada E2L 3Y2 T: 506 631 3000 F: 506 631 3001 Toll Free: 1 800 660 0333 www.imagictv.com

Printed in Canada

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SIGNATURES
IMAGICTV 2003 — THIRD QUARTER REPORT
Consolidated Balance Sheets
Consolidated Statements of Operations
Consolidated Statements of Shareholders' Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements